UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

As previously disclosed in a current report on Form 6-K dated March 14, 2024 of Bon Natural Life, a Cayman Islands company (the “Company”), on March 9, 2024, the shareholders of the Company approved, at the extraordinary general meeting of the shareholders of the Company, among other things, a reverse split at a ratio of one (1) ordinary share for every ten (10) issued and outstanding ordinary shares of the Company (the “Reverse Split”). The Reverse Split was implemented by filing the Second Amended and Restated Memorandum and Articles of Association (the “Second Amended M&A”) with the Cayman Islands General Registry office on March 28, 2024. A copy of the filed Second Amended M&A is filed herewith as Exhibit 3.1 and incorporated herein by reference.

Upon the opening of the market on April 11, 2024, the Company’s ordinary shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a one-for-ten (1-for-10) post-reverse split basis under the current symbol “BON” but with a new CUSIP number.

As a result of the Reverse Split, every ten (10) issued and outstanding ordinary shares of the Company will automatically, and without any action of the Company or any holder thereof, be combined, converted, and changed into one (1) validly issued and non-assessable ordinary share. No fractional shares will be issued to any shareholder, and in lieu of issuing any such fractional shares, the fractional shares resulting from the Reverse Split will be rounded up to the next whole share.

Except for the minimus adjustments resulting from the treatment of fractional shares, the Reverse Split will not have any dilutive effect on our shareholders, since each shareholder will hold the same percentage of our ordinary shares outstanding immediately following the Reverse Split as such shareholder held immediately prior to the Reverse Split.

The Reverse Split is intended to regain compliance by the Company with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). The Company needs to regain compliance with the Minimum Bid Requirement by June 10, 2024 (the additional 180 calendar day period granted to the Company by Nasdaq).

Exhibits

The following exhibit is included in this Form 6-K:

Exhibit No.	Description of Exhibit
3.1	Second Amended and Restated Memorandum and Articles of Association filed with the Cayman Islands General Registry office on March 28, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2024	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer